# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eightco Holdings Inc., CIK 0001892492
CUSIP: 22890A302
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, Pennsylvania (PA), 18042
Date of event which requires filing of this statement: 01/20/2025
Filed by CIK 0001479044
Persons authorized to receive notices and communications: Paul Vassilakos, 101 Larry Holmes Drive, Suite 313, Easton, Pennsylvania (PA), 18042, 888-765-8933

## Reporting persons
- Paul Vassilakos (CIK 0001479044): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 313,296; shared voting power 0; sole dispositive power 313,296; shared dispositive power 0; aggregate amount beneficially owned 313,296 (10.7% of the class)
  Comment: Based on 2,926,744 shares of common stock, based on information known to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Eightco Holdings Inc.
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, Pennsylvania (PA), 18042

## Item 2. Identity and Background
Name of person filing: Paul Vassilakos
Residence or business address: 101 Larry Holmes Drive, Suite 313, Easton, Pennsylvania 18042
Present principal occupation or employment: Executive Chairman and Chief Executive Officer of Issuer
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 14, 2022, the Issuer entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") by and among the Issuer, Forever 8 Fund LLC ("Forever 8"), the former members of Forever 8, including Mr. Vassilakos (the "Sellers"), and Mr. Vassilakos, solely in his capacity as representative of the Sellers, pursuant to which the Issuer was to acquire 100% of the issued and outstanding membership interests of Forever 8 from the Sellers. On October 1, 2022, the closing of the transactions contemplated by the Purchase Agreement took place.

Pursuant to the Purchase Agreement, the Sellers received consideration, among other items, consisting of (i) certain non-voting preferred membership units of Forever 8, (ii) convertible promissory notes in an aggregate principal amount of $27.5 million (the "Promissory Notes"), and (iii) the right to receive potential earnout amounts. The Promissory Notes are convertible at any time at the option of the holder into Common Stock of the Issuer. The conversion price is initially equal to the average volume-weighted average price of the Issuer's Common Stock for the 10-trading day period immediately preceding the date of delivery of a notice of conversion, subject to a minimum price and adjustment as provided for in the Promissory Notes. Pursuant to the Purchase Agreement, Mr. Vassilakos received Promissory Notes in an aggregate principal amount of $10,192,008.

The description of the Purchase Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Purchase Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

On December 29, 2023, Mr. Vassilakos was issued an aggregate of 9,091 shares of Common Stock in lieu of salary he was owed by Forever 8.

On March 17, 2024, Mr. Vassilakos was appointed as the Executive Chairman and Chief Executive Officer of the Issuer. In connection with Mr. Vassilakos' appointment as the Executive Chairman and Chief Executive Officer, the Issuer and Mr. Vassilakos entered into an Employment Agreement (the "Employment Agreement"). Pursuant to the terms of the Employment Agreement, Mr. Vassilakos, among other things, is entitled to a base salary payable at the annualized rate of $300,000 per year (the "Vassilakos Base Salary"). Mr. Vassilakos is also eligible for awards of restricted stock units up to 100% of the Vassilakos Base Salary, subject to the terms and conditions of the Issuer's 2022 Long-Term Incentive Plan (the "Plan"), based on certain milestones to be determined in the sole and absolute discretion of the Issuer's Board.

The description of the Employment Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Employment Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

On March 27, 2024, the Issuer issued (i) an aggregate of 279,993 shares of Common Stock to satisfy a portion of the Promissory Notes, (ii) 50,432 shares of Common Stock to satisfy the cash settlement of warrants assumed by the Issuer in the Forever 8 acquisition and (iii) 24,189 shares of Common Stock to certain of the Sellers as consideration for the immediate termination of the Issuer's obligation to deliver such Sellers additional consideration provided for in the Purchase Agreement. Mr. Vassilakos received an aggregate of 121,792 shares of Common Stock as a result of such issuances.

On December 12, 2024, the Issuer further amended the terms of the Promissory Notes to, among other things, provide for the conversion of approximately $1.6 million of accrued interest on the Promissory Notes into an aggregate of 485,381 shares of Common Stock. Such shares were issued on January 20, 2025. Of such shares, Mr. Vassilakos received an aggregate of 182,412 shares of Common Stock, representing the conversion of an aggregate of $1,567,779 of interest owed to Mr. Vassilakos.

## Item 4. Purpose of Transaction
Purpose of transaction:
Investment Purposes. Mr. Vassilakos currently serves as the Executive Chairman and Chief Executive Officer of the Issuer. As a director and officer of the Issuer, Mr. Vassilakos may have influence over the corporate activities of the Issuer, including the activities which may relate to the transactions described in clauses (a) through (j) below.

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Except as set forth in this Item 4, Mr. Vassilakos does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Vassilakos retains the right to change his investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by Mr. Vassilakos, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 313,296, 10.7%
Number of shares as to which each person has sole or shared power to vote or dispose: 313,296
Transactions in the class effected during the past sixty days: Mr. Vassilakos is the beneficial owner of an aggregate of 313,296 shares of the Issuer's Common Stock, or approximately 10.7% of the Issuer's outstanding shares of Common Stock. Does not include additional shares of Common Stock Mr. Vassilakos could receive upon conversion of the preferred units issued pursuant to the Purchase Agreement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: During the 60 days preceding the date of this report, Mr. Vassilakos has not effected any transactions in the Issuer's Common Stock except as reported in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Membership Interest Purchase Agreement (https://www.sec.gov/Archives/edgar/data/1892492/000149315222025924/ex2-1.htm)
Employment Agreement (https://www.sec.gov/ix?doc=/Archives/edgar/data/1892492/000149315224010198/form8-k.htm)
Seller Note Amendment (https://www.sec.gov/ix?doc=/Archives/edgar/data/1892492/000149315224010198/form8-k.htm)
Amendment to Membership Interest Purchase Agreement (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001892492/000149315224050898/form8-k.htm)

## Signatures
- Paul Vassilakos: /s/ Paul Vassilakos, Paul Vassilakos (01/21/2025)